Grupa Hotelowa

Warsaw, 2007-03-26

07022492

SEC MAIL PROCESSING
RECEIVED
APR - 6 2007
WASH. D.C. 186 SECTION

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed a current report no 5/2007 concerning a change of the date of the annual stand-alone financial report to the Securities and Exchanges' Commission in Warsaw.

Best regards

Alain Billy

Member of the Management Board

PROCESSED
APR 13 2007
THOMSON
FINANCIAL

dw 4/10

Current report no 5/2007

The Management Board of Orbis S.A. hereby informs about a change in the publication date of the annual stand-alone financial statements of the company Orbis S.A. for 2006.
The date of publication of the report has been scheduled for April 27, 2007.

END